

February 19, 2013

Mr. Carlos Salas, CEO and CFO
Inspired Builders, Inc.
233 Wilshire Blvd, Suite 830
Santa Monica, CA 90401

      Re: **Inspired Builders, Inc.**
             Form 10-K for the year ended September 30, 2012
             Filed January 15, 2013
             File No. 333-171636

Dear Mr. Salas:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Branch Chief